Exhibit 99.4

Entry On Rehearing

Issued by The Public Utilities Commission of Ohio

on December 19, 2012

BEFORE

THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Joint Application of	)
Ohio Edison Company, The Cleveland	)
Electric Illuminating Company, and The	)
Toledo Edison Company for Authority to	)	Case No. 12-1465-EL-ATS
Issue Phase-In-Recovery Bonds and	)
Impose, Charge and Collect Phase-In-)
Recovery Charges and for Approval of	)
Tariff and Bill Format Changes.	)

ENTRY ON REHEARING

The Commission finds:

(1)	Pursuant to its October 10, 2012, Financing Order, the Commission approved, subject to specific stated conditions, the joint application of Ohio Edison Company, The Oeveland Electric Illuminating Company, and The Toledo Edison Company (collectively, Joint Applicants) for authority to issue Phase-In-Recovery (PIR) Bonds and impose, charge and collect PIR Charges. Additionally, the Commission approved the requested tariff and bill format changes.

(2)	On November 9, 2012, Joint Applicants filed an application for rehearing regarding the Commission’s Financing Order.

(3)	On November 19, 2012, the Ohio Consumers’ Counsel (OCC) filed its memorandum contra Joint Applicants’ application for rehearing.

(4)	Section 4903.10, Revised Code, provides that any party who has entered an appearance in a proceeding may apply for rehearing with respect to any matter determined by the proceeding by filing an application within 30 days of the entry of the order in the Commission’s journal. The Commission may grant and hold rehearing on the matter specified in the application if, in its judgment, sufficient reason appears to exist.

(5)	The application for rehearing has been timely filed as required by Section 4903.10, Revised Code.

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(6)	In their first assig’iunent of error, Joint Applicants assert that the Financing Order unreasonably and unlawfully caps all Financing Costs at five percent of the companies’ estimated costs, instead of 105 percent of the Financing Costs, excluding debt retirement costs, and 115 percent for debt retirement costs (Application for Rehearing at 1).

Joint Applicants point out that based on the representations set forth in their application, the estimated upfront Financing Costs for a combined issuance, exclusive of debt retirement costs, would be approximately $8.4 million. Additionally, Joint Applicants note that based on the representations set forth in their application, the ongoing Financing Costs for a combined issuance would be approximately $1.1 million annually and result in savings of almost $300,000 annually. (Id., Memorandum in Support at 5.)

Joint Applicants recognize that, in its Financing Order at p. 20, the Commission established that the debt retirement costs should not exceed the debt retirement costs estimated in the application by more than 15 percent and that the Financing Costs other than debt retirement costs should not exceed the estimated costs provided in the application by more than five percent (Id.).

Notwithstanding this determination, Joint Applicants point out that the Commission in Section VI.D.10 of its Financing Order, p. 40, established limits on the Financing Costs that both conflict with the Commission’s findings earlier in the Financing Order and are unworkable (Id. at 6). In particular, Joint Applicants highlight that the Commission determined that “upfront and ongoing Financing Costs for the issuance of PIR Bonds, under the single combined issuance, and the debt retirement costs should not exceed five percent of the amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2 and the financial advisor expenses discussed infra” (Id. at 5, citing Financing Order at 40).

Joint Applicants also submit that while the Commission, in Section VI.D.10 of its Financing Order, p. 40, required them to file an Issuance Advice Letter setting forth their actual upfront and ongoing Financing Costs, this requirement cannot be satisfied due to the fact that the actual ongoing Financial Costs will be incurred over the term of the PIR Bonds (Id. at 7).

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Additionally, Joint Applicants submit that caps on Financing Costs are not needed and can only work to the detriment of customers by denying them of millions of dollars in savings in the aggregate due to the implementation of an arbitrary cap (Id. at 4). Referencing Sections 4928.232(E)(1) and 4928.232(F), Revised Code, Joint Applicants contend that the General Assembly recognized that Financing Costs will fluctuate with market conditions and, therefore, only authorized a cap on total Phase-In Costs. Further, Joint Applicants submit that because the securitization structure created by the General Assembly ensures that customers will benefit from a securitization, arbitrary caps on costs are unnecessary and counterproductive (Id.).

(7)	OCC responds that it is reasonable for the Commission to establish caps on individual items and on the aggregate amount of Financing Costs associated with the issuance of PIR Bonds. Relying upon the statutory cap on total Phase-In Costs provided pursuant to Section 4928.232(F), Revised Code, OCC asserts that this cap can only be achieved through reasonable caps on all related upfront Financing Costs and on-going Financing Costs (OCC Memorandum Contra at 3).

OCC believes that the estimations of upfront and on-going Financing Costs set forth in the application are relevant and that the Commission, in its Order, has provided ample flexibility to accommodate possible changes in market conditions (Id. at 4). In support of its position, OCC asserts that the companies should have provided accurate estimates in their application as to their financing and debt retirement costs. OCC points out that if the companies’ estimates are inaccurate or unreliable, the benefits to customers regarding the proposed securitization cannot be determined and the Commission will be unable to determine if customers will realize cost savings from the issuance of the PIR Bonds. Therefore, OCC recommends that the Commission not permit the companies to proceed with the proposed securitization and, instead, should obtain and review answers from Joint Applicants regarding their estimates of the Financing Costs contained in the joint applicant and relied upon the Commission and the parties in this proceeding (Id. at 4, 5).

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OCC also highlights that, pursuant to Section 4928.232(D)(2), Revised Code, there must be a demonstration that customer savings are measurably enhanced and not simply that customers will benefit from the securitization. According to OCC, the capping of upfront and ongoing Financing Costs helps ensure that this requirement is satisfied (Id. at 5, 6).

In response to Joint Applicants’ assertion that the applicable statute only requires a cap on total Phase-In Costs, OCC points out that the law does not prohibit the Commission from establishing a cap on upfront and ongoing Financing Costs. Therefore, OCC believes that it is appropriate for the Commission to apply its technical expertise to determine caps on financing and debt retirement costs on a case-by-case basis (Id. at 5). Additionally, OCC asserts that capping the upfront and ongoing Financing Costs is necessary to achieve the cap on total Phase-In Costs, as required by the statute (Id. at 6).

(8)	Upon a review of the arguments raised by Joint Applicants in their first assignment of error, the Commission finds that the application for rehearing should be granted in part and denied in part.

In regard to Joint Applicant’s objection to the Commission’s determination to cap both upfront and ongoing Financing Costs rather than just capping total Phase-In Costs, the Commission finds that the application for rehearing should be denied. In reaching this determination, the Commission highlights that, pursuant to Section 4928.232(E)(1), Revised Code, it is authorized to establish the maximum amount and a description of the Phase-In Costs that may be recovered through the issuance of the PIR Bonds. Consistent with this authority, the Commission properly established caps setting forth the maximum amount to be permitted for both upfront and ongoing Financing Costs and for debt retirement costs which comprise the Phase-In Costs authorized pursuant to Section 4928.232(E)(1), Revised Code. In reaching this determination the Commission notes that unlike the issue of interest rate identification discussed, infra, many of these costs are largely quantifiable.

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To the extent that Joint Applicants are continuing to advocate that the Commission should utilize the thresholds of 105 percent of the Financing Costs, excluding debt retirement costs, and 115 percent for debt retirement costs in lieu of the five and 15 percent caps as set forth in the Financing Order, the application for rehearing is denied. In reaching this determination, the Commission finds that such an interpretation will result in the recovery of an unreasonable amount of costs related to the approved securitization.

With respect to Joint Applicant’s objection regarding the alleged inconsistencies in the Financing Order regarding the authorized cap for debt retirement costs, the Commission finds that the application for rehearing should be granted. Specifically, the Commission clarifies that the Financing Order, p. 40, (10) should reflect that upfront and ongoing Financing Costs for the issuance of PIR Bonds, under the single combined issuance should not exceed five percent of the amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2 and the financial advisor expenses discussed infra. Further, the debt retirement costs should not exceed the debt retirement costs estimated in the application by more than 15 percent of the amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2. Finally, rehearing is granted for the purpose of modifying the Financing Order to no longer require the inclusion of the ongoing Financing Costs in the Issuance Advice Letter inasmuch as such amount will not be specifically identifiable at the time of the filing of the Issuance Advice Letter.

(9)	In their second assignment of error, Joint Applicants assert that the Commission must provide minimum standards for third party billing. While recognizing that third parties currently cannot bill and/or collect Phase-In-Recovery Charges, Joint Applicants point out that the application in this proceeding contemplates the billing and collection of Phase-In-Recovery Charges through 2034. (Application for Rehearing at 7.) Therefore, Joint Applicants contend that the Commission, in its Financing Order, must address and minimize the risk that third-party billing and collection presents to future billing and collection of Phase-In-Recovery Charges (Id. at 8). While recognizing that the Commission noted that Joint Applicants “should be allowed to implement such features subject to the

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terms and conditions of competitive third-party billing set forth by the Commission at that time,” Joint Applicants assert that such a determination does nothing to mitigate the risk as reflected in the bond rating (Id. at 10 citing Financing Order at 21).

In support of their position, Joint Applicants aver that the risk that third-party billing and/ or collection could be implemented during the time period when the PIR Bonds are outstanding represents a risk to investors that is considered by rating agencies in determining the appropriate rating for the PIR Bonds and that this risk affects the ultimate interest borne by the PIR Bonds and incorporated into the Phase-In-Recovery Charges (Id. at 8). Joint Applicants submit that in light of the risk of future third-party billing and collection relative to Phase-In-Recovery Charges, rating agencies require that Financing Orders authorizing utility securitizations include minimum standards for billing and collection agents in order for those securitizations to receive a AAA rating (Id.) According to Joint Applicants, unless the Commission corrects the Financing Order’s failure to acknowledge and mitigate the risk of third-party billing and collection of Phase-In-Recovery Charges, they may be unable to complete the securitization and customers will be harmed by having to forego millions of dollars of savings in the aggregate (Id.).

Joint Applicants believe that it is critical to the proposed securitization that the Commission grant rehearing and issue a revised Financing Order that includes the specific minimum standards identified below in order that the PIR Bonds be considered as the highest credit quality instruments and deliver the expected savings to customers. In particular, Joint Applicants opine that the minimum standards must address rating agency concerns concerning the risks presented by the possibility of having third-party billing and collection service approved in the state of Ohio prior to the year 2035 (Id. at 8, 9).

In support of their position, Joint Applicants assert that particular rating agencies have now included third-party billing standards as a factor in their rating of the creditworthiness of securitization bond (Id. at 9). Joint Applicants opine that in order “[f)or rating agencies to stress test the Companies proposed securitization using an

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assumption that third-party billing and/ or collections could occur during the term of the PIR Bonds, they must have guidance from this Commission as to the standards that may be applicable….” (Id. at 10). Reiterating the minimum standards set forth in their application that they believe must be included in a Financing Order, Joint Applicants state that:

Such steps should generally require that (i) the Commission establish operational standards and minimum credit requirements for any such third-party billing intermediary, or require a cash deposit, letter of credit or other credit mitigant in lieu thereof, (ii) the Commission find that regardless of who is responsible for billing, the customers of that electric distribution utility shall continue to be responsible for Phase-In-Recovery Charges, (iii) if a third party meters and bills for the Phase-In-Recovery Charges, that the electric distribution utility (as servicer) must have access to information on billing and usage by customers to provide for proper reporting to the [Special Purpose Entity] SPE and to perform its obligations as servicer, (iv) in the case of a third party default, billing responsibilities must be promptly transferred to another party to minimize potential losses; and (v) the failure of customers to pay Phase-In-Recovery Charges shall allow service termination by the electric distribution company on behalf of the SPE of the customers failing to pay Phase-In-Recovery Charges in accordance with Commission-approved service termination rules and orders.

(Id. at 8, 9 citing Application at 24).

Additionally, Joint Applicants assert that the Commission improperly determined that, to the extent that it authorized third-party billing and/or collection of Phase-In-Recovery Charges in the future, such billing and collection costs should not be included as part of the recoverable, ongoing Phase-In Costs or other rates and charges (ld. at 10, 11 citing Financing Order at 47). In support of its position, Joint Applicants explain that under a third-party billing scenario, the third-party would

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be compensated directly or indirectly by all customers for this service, including those customers paying the Phase-In Recovery Charges. Joint Applicants submit that they should not be precluded from recovering prudently-incurred costs of providing electric service to customers (Id. at 11). Further, Joint Applicants aver that to the extent that “any incremental costs are incurred by the companies in connection with third-party billing and collection services, they must be appropriately allocated to both the Companies’ distribution service and as a Phase-In-Recovery Charge in order to avoid a compromise of the bankruptcy remote nature of the transaction” (Id.).

Based on the Commission’s language regarding third-party billing, Joint Applicants opine that the bankruptcy remote nature of the SPE will be compromised due to the fact that either the SPE will be forced to incur a charge for which it has no offsetting revenue or the Companies will be forced to subsidize the SPE. Joint Applicants contend that either scenario will jeopardize the bankruptcy remote nature of the SPE and will threaten the AAA rating (Id. at 12).

(10)	Upon a review of the arguments raised by Joint Applicants relative to this assignment of error, the Commission finds that the application for rehearing should be granted.

In consideration of this assignment of error, the Commission notes that Joint Applicants’ request that the Commission establish specific minimum third-party billing standards in order to alleviate the concerns of the applicable rating agencies regarding the creditworthiness of the PIR Bonds. Joint Applicants also recognize that third-parties currently cannot bill and/ or collect Phase-In-Recovery Charges either separately or as one billing component that may be levied upon the companies’ customers (Id. at 7). Further, Joint Applicants acknowledge that third-party billing and collection service can only become a reality in the future if authorized by the Commission and that the Commission will have the responsibility to minimize the potential risk to customers of any defaults by third parties that may in the future bill and collect the Phase-In-Recovery Charges (Id. at 10).

As clearly stated in its Financing Order, the Commission recognizes the potential of third-party billing in the future and

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has acknowledged that if it establishes rules in the future relating to competitive third-party billing/ collection, Joint Applicants should be allowed to implement such features subject to the terms and conditions of competitive third-party billing set forth by the Commission at that time (Financing Order at 21). This representation responds to Joint Applicants’ request that the Commission clearly signal today that it is willing to allow for third-party billing of the Phase-In-Recovery Charges in this case in the event that the Commission establishes rules setting forth the minimum standards by which such activity would occur.

Notwithstanding this determination, the Commission is sensitive to Joint Applicants’ need further clarification as to the issue of future third-party billing for inasmuch as it represents a risk to investors that is considered by rating agencies in determining the appropriate rating for the PIR Bonds and affects the ultimate interest borne by the PIR Bonds and incorporated into the Phase-In-Recovery Charges.

Additionally, the Commission finds that rehearing should be granted relative to the Joint Applicants’ assignment of error regarding the determination that to the extent that the Commission authorizes third-party billing and/ or collection of Phase-In-Recovery Charges in the future, such billing and collection costs should not be included as part of the recoverable, ongoing Phase-In-Costs or other rates and charges.

Consistent with these determinations, the Commission finds that Joint Applicants’ proposed modifications with respect to this assignment and error should be granted. Specifically, the Commission finds that the first full paragraph on p. 21 of the Financing Order should be revised to read as follows:

The Commission notes that there is no dispute that competitive third-party billing/ collection is not currently permitted by the Commission’s rules. However, if the Commission, in the future, establishes rules relating to competitive third party billing/collection, the Commission will take the necessary steps to ensure nonbypassability, both to preserve the high credit quality of the PIR Bonds and to minimize the likelihood that any

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defaults by any such third party result in an increase in charges thereafter billed to all customers. Further, any such third-party billing/ collection costs shall be included as part of the recoverable, ongoing costs as contemplated by the application and the Act, or as part of any other rates and charges, as appropriate.

Additionally the Commission finds that paragraph VI.F.11 on p. 47 of the Financing Order should be revised to read as follows:

If and to the extent that the Commission subsequently allows third parties to bill and/ or collect any Phase-In-Recovery Charges, the Commission will take steps to ensure nonbypassability and minimize the likelihood of default by third-party servicers, which generally would include (i) operational standards and minimum credit requirements for any such third party billing servicer, or require a cash deposit, letter of credit or other credit mitigant in lieu thereof, (ii) a finding that, regardless of who is responsible for billing, customers shall continue to be responsible for Phase-In-Recovery Charges, (iii) if a third party meters and bills for the Phase In-Recovery Charges, that the electric distribution utility (as servicer) must have access to information on billing and usage by customers to provide for proper reporting to the SPE and to perform its obligations as servicer, (iv) in the case of a third party default, billing responsibilities must be promptly transferred to another party to minimize potential losses; and (v) the failure of customers to pay Phase-In-Recovery Charges shall allow service termination by the electric distribution utility on behalf of the SPE of the customers failing to pay Phase-In-Recovery Charges in accordance with Commission approved service termination rules and orders. Any costs associated with such third-party billing and/ or collection shall be included as part of the recoverable, ongoing Phase-In-Costs-or any other

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rates or charges, as appropriate. Further, the Commission shall not permit implementation of any third-party billing/ collection that would result in a downgrade of the PIR Bonds.

(11)	In their third assignment of error, Joint Applicants contend that the Commission erred by imposing a cap on the interest rate for PIR Bonds at the level of the interest rates originally included with the application filed in this case (Application for Rehearing at 13). In particular, Joint Applicants assert that the rate cap is an unreasonable limitation that jeopardizes the entire securitization and the benefits it is expected to bring to customers (Id. at 13, 14). Additionally, Joint Applicants argue that an interest rate cap is unnecessary due to the fact that, consistent with Section 4928.235(C)(2), Revised Code, the companies will not proceed with the securitization transaction unless savings can be achieved for consumers (Id. at 15).

As further explanation, Joint Applicants indicate that the interest rates referenced in the application were included solely for illustration purposes based on the then current interest rates for a bond issuance with particular structural features and rating (Id. at 14). Based on these assumptions, Joint Applicants – state that, in their application, they estimated that the weighted average yield of PIR Bonds (exclusive of upfront and ongoing financing costs) would be less than three percent on the date that the application was filed (Id.). Additionally, Joint Applicants state that, in their application, they estimated that significant cost savings and mitigation of rate impacts through the issuance of the proposed PIR Bonds would be expected to occur provided the weighted average yield on the various tranches of PIR Bonds was below five percent (Id.).

In support of their position regarding this assignment of error, Joint Applicants explain that the effective interest rate will not be known until the PIR Bonds are priced at the time that they are sold. Joint Applicants opine that the interest rates will most likely be different at the time that the Commission prices the PIR Bonds. Joint Applicants highlight that the Commission’s determination would prohibit even a very small increase in interest rates that would result in a minor decrease in customer savings (Id. at 14). Joint Applicants believe that such an outcome is not reasonable and not consistent with the applicable statute (Id. at 14).

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According to Joint Applicants, any increase in market rates will be mitigated to some extent by a corresponding reduction in debt retirement costs. Specifically, Joint Applicants note that the debt retirement costs are a function of the maturity period remaining on the existing debt to be redeemed and the spread between the current interest on U.S. Treasury securities with a similar remaining maturity as the debt to be redeemed and the interest rates on the existing debt to be redeemed. Joint Applicants note that the smaller the spread between these two interest rates and the shorter the remaining maturity period, the lower the debt retirement costs. (Id. at 15).

While they do not believe that an interest rate cap is necessary, Joint Applicants submit that, to the extent that the Commission does intend to establish such a cap, it should be no less than 200 basis points above the estimated weighted average yield provided for in the application. Joint Applicants believe that this range is necessary to account for market conditions while preserving an opportunity for customer savings.

(12)	OCC submits that it is reasonable and lawful for the Commission to impose interest rate caps on the PIR Bonds that are at or below those referenced in the application. OCC disputes Joint Applicants’ claim that the interest rates included in the application were provided solely for the purposes of illustration of the then current market rates. Rather, OCC states that the interest rates were included in part to justify that the proposed securitization would measurably enhance the benefits to customers based on the most reasonably accurate information available (OCC Memorandum Contra at 7).

Further, OCC notes that if there is no cap on the interest rate on the PIR Bonds, the application could be premised on an unreasonably low interest rate for the purpose of justifying the proposed securitization. However, OCC opines that absent an interest rate cap, if the market interest rate does change significantly, the underlying rationale for the securitization would no longer be valid since the companies could not prove that the securitization would result in measurably enhanced benefits (Id. at 7, 8).

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In response to Joint Applicants proposal that any interest rate cap be no less than 200 basis points above the estimated weighted average yield provided in the application, OCC asserts that the proposed threshold should be rejected due to the fact that the companies have failed to provide any support for the proposed threshold. OCC emphasizes that the establishment of an interest rate cap will serve to protect customers in the event that there is a change in market conditions. (Id. at 8.)

(12)	Upon a review of the arguments raised by Joint Applicants relative to this assignment of error, the Commission finds that the application for rehearing should be granted. The Commission certainly agrees with OCC regarding the need for securitization applications filed with the Commission to present a sufficient level of certainty relative to the assertions set forth in the application in order to allow for the Commission to reasonably rely on such information when performing its analysis and issuing its decision. To do otherwise will result in the Commission rendering its decisions based on hypotheses, rather than actual facts.

Notwithstanding this pronouncement, the Commission recognizes that there are unique circumstances in which specific requisite criteria cannot be known with certainty and can only be speculated about at the present time. The actual level of a future interest rate is one of these circumstances. While the Commission, in its Financing Order, relied upon the representation set forth in the application that the weighted average yield of PIR Bonds (exclusive of upfront and ongoing financing costs) would be less than three percent on the date that the application was filed, the Commission recognizes that this rate cannot be known at this time. Therefore, the Commission must consider the reasonableness of certain assumptions and then proceed with performing its analysis pursuant to Section 4928.232(0)(2), Revised Code. To the extent that the actual interest rate is higher than anticipated, the Commission will consider this factor as part of its review of the terms of the Issuance Advice Letter in accordance with Section 4928.235(C)(2), Revised Code, discussed infra..

(14)	In its fourth assignment of error, Joint Applicants seek clarification of when the Financing Order is to become final and

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not subject to modification by a Supplemental Financing Order. Specifically, Joint Applicants dispute the Commission’s determination that it be afforded four complete business days following receipt of the Issuance Advice Letter to complete its review of the transaction and that, if the Commission does not act during this time period, the Order shall be considered to be the Final Financing Order (Application for Rehearing at 16 citing Financing Order at 45). Additionally, Joint Applicants dispute the Commission’s determination that it may issue a Supplemental Financing Order within the four-day period in order to stop the issuance of the PIR Bonds (Id. citing Financing Order at 23).

In support of this assignment of error, Joint Applicants contend that the date upon which a Financing Order becomes final is determined by Section 4928.33, Revised Code, and that the companies cannot move forward with the pricing of the PIR Bonds until there is a Final Financing Order (Id. at 16). While recognizing that following the issuance of its Financing Order and the filing of the Issuance Advice Letter the Commission may issue an Order determining that customers will not realize cost savings from the securitization, Joint Applicants submit that such an Order is not a Supplemental Financing Order and would not further modify the Final Financing Order (Id. at 17).

Based on its statutory interpretation, Joint Applicants request that the Commission clarify that the Financing Order approved pursuant to its Entry on Rehearing will become the Final Financing Order in accordance with Section 4928.233(E), Revised Code, and not following the filing of the Issuance Advice Letter. Additionally, Joint Applicants request that the Commission clarify that, while it may, pursuant to Section 4928.235(C)(2), Revised Code, stop the issuance of PIR Bonds within four days after receipt of the Issuance Advice Letter, it will not modify or amend a Final Financing Order (Id. at 17).

(15)	Upon the a review of the arguments raised by Joint Applicants relative to this assignment of error, the Commission finds that the application for rehearing should be granted in part and denied in part.

Specifically, the Commission agrees with Joint Applicants’ assertion that Section 4928.233, Revised Code, establishes the

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parameters under which a Financing Order becomes final and not subject to modification by the Commission. In particular, the Commission recognizes that, consistent with Section 4928.233(£), Revised Code, a Financing Order shall become final and take effect as follows:

(a)	On the expiration of the thirty-day period after the date the Commission issues the Financing Order if no application for rehearing is filed with the [C]ommission within that period;

(b)	On the expiration of the sixty-day period after the denial of the application for rehearing, if no notice of appeal is filed with the [S]upreme [C]ourt within that period;

(c)	On the expiration of the sixty-day period after the [C]ornission issues an order after rehearing that approves or modifies and approves the [F]inancing [O]rder, if no notice of appeal is filed with the [S]upreme [C]ourt within that period;

(d)	On the expiration of the ten-day period after the date that the [S]upreme [C]ourt judgment entry or order that affirms or modifies and affirms a [F]inancing Order is filed with the clerk, including any such order issued by the [c]ourt following a [C)ommission decision on remand, if no motion for reconsideration is filed within that period;

(e)	On the date the [S]upreme [C]ourt [O]rder denying a motion for reconsideration of a judgment entry or order that affirmed or modified and affirmed a {F]inancing Order is filed with the clerk;

(f)	On the date the [S]upreme [C]ourt judgment entry or order issued after reconsideration of a judgment entry or order that affirmed or modified and affirmed a [F]inancing [O]rder is filed with the clerk;

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(g)	On the applicable effective date under division (E)(1), (2), or (3) of this section regarding a [F]inancing [O]rder remanded to the [C]ommission.

[Section 4928.233(E)].

Notwithstanding the actual time upon which a Financing Order becomes final, the Commission finds that, consistent with Section 4928.235(C)(2), Revised Code, it continues to maintain the jurisdiction prior to the actual issuance of the PIR Bonds to determine whether market conditions are such that customers will not realize cost savings from the issuance of PIR Bonds. The Commission will perform this analysis consistent within the four-day window for the review of the Issuance Advice Letter and the attestations of the Commission’s independent financial advisor as set forth in the Financing Order. To the extent that the Commission finds that market conditions are such that customers will not realize cost savings from the issuance of the PIR Bonds, the Commission shall issue an order directing that the EDU not proceed with securitization approved under the final Financing Order.

(16)	In their fifth assignment of error, Joint Applicants respond to the Commission’s determination that the fee for the Commission’s designated financial advisor shall not to exceed $1,500,000, $500,000 of which is to be funded out of the underwriter’s spread and $1,000,000 of which will be included as part of the upfront Financing Costs (Id. at 17, 18). Joint Applicants assert that the Commission’s authorized fee for its financial advisor is inappropriate, unnecessarily high, and inconsistent with market precedent (Application for Rehearing at 18).

Specifically, Joint Applicants contend that under the Commission’s structure, the financial advisor’s fee would reduce the fee paid to underwriters that actually conduct the transaction and the financial advisor will earn a fee greater than any of the underwriters (Id.). Further, Joint Applicants conjecture that such an excessive fee cap for the financial advisor will result in Request for Proposal (RFP) responses that include fees well above market. According to Joint Applicants, such a scenario is problematic due to the fact that the

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companies’ customers will have to pay this fee as one component of the upfront Financing Costs. (Id.). As a result of their expressed concerns, Joint Applicants recommend that the Financing Order be amended to reflect that the fee for the Commission’s financial advisor should not exceed $500,000 and that the fee be included as part of the upfront Financing Costs and not be funded out of the underwriter’s spread.

(17)	OCC emphasizes that the role of the independent financial advisor is important in light of the fact that this is the first securitization proceeding to be considered by the Commission (OCC Memorandum Contra at 11). Given the important responsibility of the independent financial advisor for minimizing the costs to be incurred by customers, OCC concludes that paying the first $500,000 of the financial advisor’s fee out of the underwriter’s spread is justified and in the best interest of customer (Id. at 10).

OCC believes that the range of the independent financial advisor fee, the disbursement of the fee out of the underwriter’s spread, and the use of a competitive RFP process in selecting the independent financial advisor are reasonable. In reaching its conclusion, OCC compared the level of the proposed fee for the individual financial advisor to the proposed fees for other types of professional services related to the proposed transaction (Id. at 10, 11). OCC does not believe that First Energy has substantiated its assertion that the proposed fee and payment structure will likely result in RFP responses that include a fee structure well above market. Rather, OCC submits that the fee will be determined under the supervision of the Commission Staff (Staff) as a result of a competitive bid process (Id. at 9). Finally, OCC notes that the range of the independent financial advisor fee is on par with those approved by other state Commissions throughout the country (Id. at 11).

(18)	Upon the a review of the arguments raised by Joint Applicants relative to this assignment of error, the Commission finds that the application for rehearing should be denied.

In reaching this decision, the Commission highlights the fact that, rather than establishing the actual amount of compensation to be paid to the selected financial advisor, the

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Commission, pursuant to the Financing Order, simply established the ceiling for the level of compensation to be paid to the financial advisor selected to assist the Commission in its review of the final terms of the proposed transaction, including, but not limited to the attestation that the final terms and conditions of the securitization transaction are consistent with the Financing Order and the requisite statutory provisions. See Financing Order at 43, 44.

Specifically, the Commission stated the financial advisor’s fee should be capped at an amount not to exceed $1,500,000; $500,000 of which will be funded out of the underwriter’s spread and $1,000,000 of which will be included as part of the upfront Financing Costs. The actual selection of the financial advisor will occur pursuant to a RFP process under the supervision of Staff. It is incorrect to prematurely assume that RFP process will automatically result in the payment of the capped amount. Additionally, with respect to the disbursement of independent financial advisor’s fee out of the spread of underwriter, the Commission clarifies that the $500,000 amount out of the underwriter’s spread will be adjusted on a prorated basis if the actual fee does not reach the $1,500,000. Finally, the Commission agrees with OCC that the range of the independent financial advisor fee is on par with independent financial advisor fees approved by other state Commission’s throughout the country.

(19)	In their sixth assignment of error, Joint Applicants note that, although the Commission addressed the fee available for the companies or any successor electric distribution utility (EDU) as a servicer, it did not address the fee available for a non-EDU servicer to the extent that situation arises (Application for Rehearing at 19). Joint Applicants submit that the Commission fails to recognize that such an omission impacts the confidence of rating agencies and jeopardizes the securitization process and its benefits. In support of its position, Joint Applicants note that, while this proceeding is the first in the state of Ohio to securitize an EDU assets, electric utility customer-backed securitization processes have been implemented in a number of other states across the country (Id.). As a result of these processes, Joint Applicants submit that rating agencies have certain expectations for utility commission financing orders in order to provide greater security for the rating agencies that the securitization will attain an AAA rating (Id.).

12-1465-EL-ATS	-19

Additionally, Joint Applicants assert that the Commission should provide that the non-EDU servicer fee should be increased, if necessary, to ensure the collection and true-up of the Phase-In-Recovery Charges and the attainment of a AAA rating from the rating agencies on the PIR Bonds (Id.). In making this proposal, Joint Applicants submit that the servicing fee for such non-utility successors shall not exceed 0.75 percent of the initial principal amount of the PIR Bonds (Id. at 20).

(20)	Upon a review of the arguments raised by Joint Applicants relative to this assignment of error, the Commission finds that the application for rehearing should be granted consistent with the clarifications set forth supra regarding potential future third-party billing.

Notwithstanding the fact third-party billing does not currently exist, the Commission is sensitive to the concerns expressed by Joint Applicants regarding the need for certainty in order to enhance the likelihood of the PIR Bonds receiving a AAA rating. Therefore, to the extent that the Commission subsequently amends its rules to provide for the third-party billing of EDU charges, the Commission finds that a non-EDU servicer of the PIR Bonds shall receive an annual servicing fee not to exceed 0.75 percent of the initial principal amounts of the applicable PIR Bonds issued by the respective SPE of the Joint Applicant. Consistent with this determination, paragraph VI. B.14. on p. 36 of the Financing Order shall be amended to provide that:

In the event that there is no EDU successor willing or able to perform such servicing functions, a non-utility servicer shall be engaged, and given the incremental costs to perform the servicing function shall be entitled to an increased annual servicing fee to preserve the PIR Bond ratings. However, the annual servicing fee for such non-utility successor shall not exceed 0.75 percent of the initial principal amount of the PIR Bonds.

12-1465-EL-ATS	-20

(21)	In their seventh assignment of error, Joint Applicants assert that the Financing Order and the Issuance Advice Letter include specific errors and inconsistencies that warrant correction in order to ensure accuracy and consistency with the applicable statutes and the language of the documents themselves.

(22)	Upon a review of corrections identified in this assignment of error, the Commission finds that the application for rehearing shall be granted in part and denied in part. Specifically, all of the proposed language corrections with the exception of those denoted below are approved without any modification.

(23)	Joint Applicants propose that in the Financing Order at 29, Section VI.A.4, the first sentence should be revised as follows in order to clarify terms of capitalization of the SPEs:

Each Applicant will capitalize its respective SPE in an amount not less than 0.50 percent of its initial principal balance of the PIR Bonds, as may be adjusted upward at the time of issuance based on rating agency requirements and the return of and on such capitalization as shall be maintained as an ongoing financing cost.

(Application for Rehearing at 21).

(24)	The proposed revision shall be denied. In reaching this determination, the Commission calls attention to the fact that the proposed language is substantively different from Joint Applicants’ original proposal that:

[e]ach applicant will capitalize its respective SPE in an amount anticipated to be approximately 0.50 percent of its initial principal balance of Phase-In-Recovery Bonds, as may be adjusted at the time of issuance based on rating agency requirements.

(Application at 17).

12-1465-EL-ATS	-21

(25)	Joint Applicants propose that the following language should be adopted in the Financing Order at 37, Section VI.C:

The costs of setting up and maintaining the PIR Trust, including fees and expenses of the trustee and its counsel shall be included in and constitute upfront and ongoing financing costs.

(Application for Rehearing at 21).

(26)	The proposed language shall be approved with the addition of the clarification that the costs of the setting up and maintaining the PIR Trust shall not exceed the costs authorized pursuant to the Financing Order.

(27)	Joint Applicants propose that the following language in the Financing Order at 37, Section VI.D.1, should be adopted:

Phase-In-Recovery Charges together with the adjustment mechanism will provide full and timely recovery of all costs associated with the issuance of or use of proceeds from the PIR Bonds approved in this proceeding including all Phase In Costs and financing costs as described in this Financing Order.

(Id.)

(26)	The proposed language shall be approved as follows:

Phase-In-Recovery Charges together with the adjustment mechanism will provide full and timely recovery of all costs (i.e. Phase-In Costs and Financing Costs) associated with the issuance of or use of proceeds from the PIR Bonds approved in this proceeding pursuant to this Financing Order.

(27)	Joint Applicants propose that the following language should be adopted in the Financing Order at 41, Section VI.D.2:

The estimated ongoing financing costs include without limitation, serv1cmg fees, other administrative fees, the cost of any reserves or other credit enhancement (if required) for the PIR Bonds, the periodic costs for servicing the PIR Bonds and the Phase-In-Recovery Charges,

12-1465-EL-ATS	-22

trustee and other administrative costs, return on capital account and applicable taxes, and, if the PIR Bonds (or PIR Trusts, as the case may be) are issued in a registered public offering, ongoing Securities and Exchange Commission (SEC) compliance costs.

(Id. at 22).

(28)	The proposed language shall be approved as follows:

The estimated ongoing financing costs include servicing fees, other administrative fees, the cost of any reserves or other credit enhancement (if required) for the PIR Bonds, the periodic costs for servicing the PIR Bonds and the Phase-In Recovery Charges, trustee and other administrative costs, return on capital account and applicable taxes, and, if the PIR Bonds (or PIR Trusts, as the case may be) are issued in a registered public offering, ongoing Securities and Exchange Commission (SEC) compliance costs.

(29)	Joint Applicants propose that the second paragraph of Issuance Advice Letter at 2 of 12 must be deleted as this standard is not consistent with any standard provided in the Act. Further, Joint Applicants submit that no securitization transaction that is modeled consistent with their application could meet this standard. (Id. at 23.)

(30)	The Commission notes that the disputed language relative to this objection is as follows:

The amount securitized will not exceed the present value of traditional cost recovery mechanisms revenue requirement over the life of the proposed PIR Bonds associated with the Securitized PIR (See Exhibit-A, Attachment 2, Schedule A).

(12-1465, Financing Order, Issuance Advice Letter, at 2 of 12).

Upon a review of the disputed language, the Commission finds that the Joint Applicants’ request is denied due to the fact that

12-1465-EL-ATS	-23

the concerns raised by Joint Applicants are addressed in the their proposed changes to the Issuance Advice Letter at 10 of

12 (Attachrnent-2, Schedule-D),

(31)	The Financing and Order and Issuance Advice Letter issued on October 10, 2012, must be read in conjunction with the rulings/modifications rendered in this Entry on Rehearing for the purpose of setting forth the entirety of terms and conditions under which the proposed securitization is approved. A revised Issuance Advice Letter is attached to this Entry on Rehearing.

It is, therefore,

ORDERED, That the application for rehearing be granted in part and denied in accordance with the findings set forth above. It is, further,

ORDERED, That the Financing Order previously issued in this proceeding as amended pursuant to this Entry on Rehearing be approved. It is, further,

ORDERED, That the Issuance Advice Letter issued in this proceeding as amended pursuant to this Entry on Rehearing be approved. It is, further,

12-1465-EL-ATS	-24-

ORDERED, That a copy of this Entry on Rehearing be served upon all parties of record.

THE PUBLIC UTILITIES COMMISSION OF OHIO

Todd A. Snitcher, Chairman

Steven D. Lesser	Andre T. Porter

/s/ Cheryl L. Roberto — dissent

Cheryl L. Roberto	Lynn Slaby

JSA/vrm

Entered in the Journal

DEC I 9 2012

Barcy F. McNeal
Secretary

BEFORE

THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Joint Application of	)
Ohio Edison Company, The Cleveland	)
Electric Illuminating Company, and The	)
Toledo Edison Company for Authority to	)	Case No. 12-1465-EL-ATS
Issue Phase-In-Recovery Bonds and	)
Impose, Charge and Collect Phase-In-)
Recovery Charges and for Approval of	)
Tariff and Bill Format Changes.	)

DISSENTING OPINION OF COMMISSIONER CHERYL L. ROBERTO

Because I have questions regarding the substance of the joint application submitted by the Applicants which were unresolved when the Commission initially acted on this matter and which remain unresolved at this time, I decline to join my colleagues in signing this order.

Cheryl L. Roberto

Entered in the Journal

DEC 19 2012

Barcy F. McNeal
Secretary

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT 1

FORM OF ISSUANCE ADVICE LETTER

     day                     , 201

Case No. 12-1465-EL-ATS

The Public Utilities Commission of Ohio

SUBJECT: ISSUANCE ADVICE LETTER FOR PHASE-IN-RECOVERY BONDS

Pursuant to the Financing Order issued In the Matter of the Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Issue Phase-In-Recovery Bonds and Impose, Charge and Collect Phase-in-Recovery Charges and for Approvals of Tariff and Bill Format Changes in Case No. 12-1465-EL-ATS, each Applicant hereby submits, no later than the end of the first business day after the pricing of this series of PIR Bonds, the information referenced below. This Issuance Advice Letter is for the PIR Bonds series tranches . Any capitalized terms not defined in this Issuance Advice Letter shall have the meanings ascribed to them in the Financing Order.

PURPOSE:

This filing establishes the following:

(a)	The total amount of Phase-In Costs and financing costs being securitized;

(b)	Confirmation of compliance with issuance standards;

(c)	The actual terms and structure of the PIR Bonds being issued;

(d)	The initial Phase-In-Recovery Charges for retail users; and

(e)	The identification of the SPEs.

PHASE-IN COSTS BEING SECURITIZED:

The total amount of Phase-In Costs and financing costs being securitized is presented in Attachment I.

Case No. 12-1465-EL-ATS

COMPLIANCE WITH ISSUANCE STANDARDS

The Financing Order requires Applicants to confirm, using the methodology approved therein, that the actual terms of the PIR Bonds result in compliance with the standards set forth in the Financing Order. These standards are:

l.	The total amount of Phase-In-Recovery Charge revenues to be collected under the Financing Order is less than the revenue requirement that would be recovered using traditional cost recovery mechanisms (See Exhibit-A, Revised Attachment 2, Schedule C and D);

2.	The amount securitized will not exceed the present value of traditional cost recovery mechanisms revenue requirement over the life of the proposed PIR Bonds associated with the Securitized PIR Charges; (See Exhibit-A, Revised Attachment 2, Schedule D);

3.	The PIR Bonds will be issued in one or more series comprised of one or more tranches having final maturities of years and legal final maturities not exceeding years from the date of issuance of such series (See Exhibit-A, Revised Attachment 2, Schedule A); and

The structuring and pricing of the PIR Bonds is certified by the Applicants to result in the Phase-In-Recovery Charges as of the date of issuance consistent with market conditions and the terms set out in this Financing Order (See Exhibit-A, Revised Attachment 3) that demonstrates both measurably enhanced cost savings to customers and mitigates rate impacts to customers as compared with traditional cost recovery methods available to the Applicants.

Case No. 12-1465-EL-ATS

ACTUAL TERMS OF ISSUANCE

PIR Bond Series:

PIR Bond Issuer: [SPE]

Trustee:

Closing date:                 , 201

Bond ratings: S&P AAA, Fitch AAA, Moody’s Aaa

Amount Issued: $

PIR Bond Issuance Costs (upfront financing costs): See Attachment.              Schedule

PIR Bond Support and Servicing (ongoing financing costs): See Attachment.              Schedule

Tranche	Coupon Rate	Expected Final Maturity	Legal Final Maturity
A-1		/ /	/ /
A-2		/ /	/ /
A-3		/ /	/ /

Effective Annual Weighted Average Interest Rate of the PIR Bonds	%
Life of Series:	years
Weighted Average Life of series:	years
Call Provisions (including premium, if any):
Target Amortization Schedule:
Target Final Maturity Dates:
Legal final Maturity Dates:
Payments to Investors:	Semiannually Beginning , 201
Initial annual Servicing Fee as a percent of original PIR Bond principal balance:	%

Case No. 12-1465-EL-ATS

INITIAL PHASE-IN-RECOVERY CHARGES

Table I below shows the current assumptions for variables used in the calculation of the initial Phase-In-Recovery Charges.

TABLE I
Input Values For Initial Phase-In-Recovery Charges
Applicable period: from , to
Forecasted retail kWh sales for the applicable period:
PIR Bond debt service for the applicable period:	$
Percent of billed amounts expected to be charged-off		%
Forecasted% of Billing Paid in the Applicable Period:		%
Forecasted retail kWh sales billed and collected for the applicable period:
Current PIR Bond outstanding balance:	$
Target PIR Bond outstanding balance as of / /	$
Total Periodic Billing Requirement for applicable period:	$

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT -1

SCHEDULE A

TOTAL AMOUNT SECURITIZED

	OE	CEI	TE	Total
Amount pennitted to be securitized by Financing Order	$	$	$	$
Phase-In Costs	$	$	$	$
Upfront financing costs	$	$	$	$

TOTAL AMOUNT	$	$	$	$

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-I

SCHEDULED

ESTIMATED UPFRONT FINANCING COSTS

AMOUNT[1]
1	Accountant’s / Auditor’s Fees
2	Fee for Applicants’ Structuring Advisor
3	Legal Fees arid Expenses for Applicants/Issuer’s Counsel
4	Legal Fees and Expenses for Trustee’s Counsel
5	Legal Fees and Expenses for Underwriter’s Counsel
6	Printing and Filing Fees
7	Rating Agency Fee[2]
8	SEC Registration Fees,
9	Servicer Set-up Costs
10	Trustee Payments
11	Underwriting Costs[5]
12	Fees & Expenses for Commission’s Financial Advisor
13	Miscellaneous[6]
14	Subtotal Issuance Expenses (Sum Lines 1-13)
15	Debt Retirement Costs[7]
16	ESTIMATED UP-FRONT FINANCING COSTS
(Lines 14 + Line 15)

[1]	Up-front financing costs expected to be allocated based upon Phase-In Cost amounts assuming an SEC-registered single combined offering, unless otherwise noted.
[2]	Based upon current fee schedules applied to issuance amounts which change from time to time.
[3]	Based upon current fee level of $0.0000393 applied to issuance amounts.
[4]	Assumes $100,000 per Applicant.
[5]	Based upon fee level of 0.50% applied to issuance amounts.
[6]	Unforeseen expenses, not previously identified in the application.
[7]	Will vary depending upon market conditions and the timing and method of debt retirement.

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-2

SCHEDULE-A

PIR BOND REPAYMENT SCHEDULE

SERIES , TRANCHE
Payment Date	Principal Balance	Interest	Principal	Total Payment

SERIES , TRANCHE
Payment Date	Principal Balance	Interest	Principal	Total Payment

SERIES , TRANCHE
Payment Date	Principal Balance	Interest	Principal	Total Payment

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-2

SCHEDULE-B

ONGOING FINANCING COSTS

ANNUAL AMOUNT[1]
Ongoing Servicer Fee (The Companies as Serviced (0.10% of issuance amount) OR Ongoing Servicer Fee (Third Party as Servicer) unto .75% of issuance amount\
Administration Fees and Expenses
Trustee Fees and Expenses
Legal Fees
Accounting Fees
SPE Independent Manager’s Fees
Rating Agency Fees
Reporting and SEC Filing Fees
Miscellaneous
Return on Capital Account[4]
Dealers in Intangible Tax[5]

TOTAL ONGOING FINANCING COSTS

Note: The amounts shown for each category of operating expense on this attachment are the expected expenses for the first year of the PIR Bonds. Phase-In Recovery Charges will be adjusted at least semi-annually to reflect any changes in ongoing financing costs through the true-up process described in the Financing Order.

[1]	Ongoing financing costs expected to be allocated ratably based upon issuance amount assuming an SEC-registered single combined offering.
[2]	Assumes each Applicant acts as servicer and earns annual servicing fees equal to 0.10% of issuance amount
[3]	Based upon current scheduled fee levels.
[4]	Assumes each Applicant funds reserve account equal to 0.50% of issuance amount and earns an annual rate of return of 6.85% thereon.
[5]	Assumes each securitization SPE is required to pay a 0.8% annual tax on amounts funded in capital account

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-2

SCHEDULE-C

SUMMARY OF PHASE-IN-RECOVERY CHARGES

Year (a)	PIR Bond Payments[1](b)	Ongoing Financing: Costs[2] (c)	Total Nominal Phase-In- Recovery Charge Requirement[3] (d)	Present Value of Phase-In- Recovery(e)

[1]	From Revised Attachment 2, Schedule A.
[2]	From Revised Attachment 2, Schedule B.
[3]	Sum of PIR Bond payments and ongoing financing costs, adjusted for applicable taxes, uncollectible and billing lags
[4]	The discount rate used is the weighted average effective annual interest rate of the PIR Bonds.

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-2

SCHEDULE-D

COMPLIANCE WITH THE PRESENT VALUE STANDARD1

Existing Ratemaking2	Securitization Financing[3]	Savings/(Cost) of Securitization Financing
$	$	$
$	$	$

[1]	Calculated in accordance with the methodology used in the Joint Application using the discount rate referenced in footnote 4 on Revised Attachment-2, Schedule-C, page 9 of 12.
[2]	Carrying Costs at 6.85%.
[3]	From Revised Attachment 2, Schedule C.

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-3

CERTIFICATION OF COMPLIANCE

[FE Companies Letterhead]

Date:                  , 201

Re:	Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company, Case No. 12-1465-EL-ATS

Applicants, Ohio Edison, Cleveland Electric, and Toledo Edison submit this Certification pursuant to the Financing Order In the Matter of the Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Issue Phase-In-Recovery Bonds and Impose, Charge and Collect Phase-In-Recovery Charges and for Approvals of Tariff and Bill Format Changes in Case No. 12-1465-EL-ATS. All capitalized terms not defined in this letter shall have the meanings ascribed to them in the Financing Order.

In its issuance advice letter dated                 ,, 201    , the Applicant has set forth the following particulars of the PIR Bonds:

Name of PIR Bonds:

PIR Bond Issuer: [SPE]

Trustee:

Closing date:                 , 201

Amount Issued: $

Expected Amortization Schedule: See Revised Attachment 2, Schedule A to the Issuance Advice Letter

Distributions to Investors (quarterly or semi-annually):

Weighted Average Coupon Rate:     %

Weighted Average Yield:     %

The following actions were taken m connection with the design, structuring and pricing of the PIR Bonds:

<Insert actions actually taken here>

Case No. 12-1465-EL-ATS

Based upon the information reasonably available to its officers, agents, and employees of the Applicants, the Applicants hereby certify that the structuring and pricing of the PIR Bonds, as described in the Issuance Advice Letter, will result in the Phase-In-Recovery Charges as of the date of issuance, consistent with market conditions and the terms set out in this Financing Order that demonstrates both measurably enhanced cost savings to customers and mitigates rate impacts to customers as compared with traditional cost recovery methods available to the Applicants.

The forgoing certifications do not mean that lower Phase-In-Recovery Charges could not have been achieved under different market conditions, or that structuring and pricing the PIR Bonds under conditions not permitted by the Financing Order could not also have achieved lower Phase-In Recovery Charges.

The Applicants are delivering this Certification to the Commission solely to assist the Commission in establishing compliance with the aforementioned standard. The Applicants specifically disclaim any responsibility to any other person for the contents of this Certification, whether such person claims rights directly or as third-party beneficiary.

Respectfully submitted,

OHIO EDISON COMPANY THE CLEVELAND ELECTRIC ILLUMINATING COMPANY THE TOLEDO EDISON COMPANY

By:
Name:
Title: